Mail Stop 4561

March 20, 2009

Henry Liguori, President
Wavelit, Inc.
650 South Grand Avenue, Suite #1406
Los Angeles, CA 90017

> **Re: Wavelit, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 16, 2000**
> **File No. 333-90618**

Dear Mr. Liguori:

We have reviewed your revised filing and response letter, and have the following comments. Unless otherwise noted, references to prior comments refer to our letter dated February 19, 2009.

General

1. We refer to prior comment 1. You have not clarified, as requested, that the approved spin-off of securities to your shareholders will occur only after the securities have been registered under the Securities Exchange Act of 1934. In this regard, we note that you have deleted from your revised filing the sentence contained in your initial filing that indicated that the shareholders of WaveLit will not receive their spin-off shares of your subsidiaries until the registration statements filed by the subsidiaries with respect to their respective securities become effective. In light of the foregoing, please explain to us, if it is your position, how you believe you will satisfy the condition set forth in Section 4.B.3 of Staff Legal Bulletin 4, which requires you to provide to your shareholders and the trading markets adequate information about the spin-off and the subsidiaries being spun off. Section 4.B.3 of Staff Legal Bulletin 4 states in relevant part as follows: "If the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities… the subsidiary registers the spun-off securities under the Exchange Act." If in fact you do plan to satisfy the aforementioned condition by having the subsidiaries register their respective securities prior to the spin-off, please make a clear statement to this effect in your filing and remove all indications to the contrary, for example, those appearing in the risk factor that begins, "The distribution shares you receive may not be registered…."

Financial and Other Information

2. We note that the most recent Form 10-Q incorporated by reference into your preliminary information statement is for the period ended October 31, 2008. Please amend your filing to include appropriately-updated historical financial statements. See Rule 8-08 of Regulation S-X.

Pro Forma Financial Information

3. We note that you have provided a pro forma balance sheet in your revised filing. Please also provide pro forma income statements for at least your most recent fiscal year and interim period, showing the effect of the planned spin-off as if it had occurred at the beginning of the period covered by the pro forma income statements. Alternatively, tell us why you believe you are not required to provide pro forma income statements.

4. It is unclear to us why the pro forma balance sheet included in your filing is dated as of February 12, 2009. The pro forma balance sheet should give effect to the spin-off as of the date of your most recent fiscal year end. Please revise your pro forma balance sheet accordingly; or advise.

5. Please revise the pro forma financial information in your filing to add an introductory paragraph setting forth a description of the transaction, the periods for which pro forma information is presented, and an explanation of what the pro forma information shows. In addition, please provide footnotes to the pro forma adjustments clearly explaining the assumptions involved. Please consult Instruction 3 to Rule 11-02 of Regulation S-X for guidance on the preparation of pro forma financial information.

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        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (501) 634-0070
        Phillip E. Koehnke, Esq.
        Telephone: (858) 229-8116